Exhibit 99.3

iOThree Limited Chairman and CEO Letter to Shareholders

Singapore, Dec. 12, 2025 (GLOBE NEWSWIRE) -- iOThree Limited (“iO3” or the “Company”) (Nasdaq: IOTR), a pioneering provider of digital solutions for the maritime industry, today issued the following letter from the Company’s chairman and chief executive officer to its shareholders.

Dear Fellow Shareholders,

Year 2025  has been a defining year for our company — our first year as a listed entity on Nasdaq, and one that has underscored the strength of our business model and the resilience of our team. Amid continued transformation across the maritime and technology sectors, we have delivered solid operational and financial results, strengthened our foundations, and advanced our long-term growth agenda.

For the financial year ended 31 March 2025, revenue rose 22.3% to US$10.5 million, reflecting both our sales momentum and disciplined execution across the organization. Gross profit improved to US$1.9 million, supported by steady project delivery, recurring revenues from software and solutions, and continued cost efficiency. For our half-year ended 30 September 2025 following our listing, revenue maintained its upward trajectory, increasing by 39.6% to US$7.3 million. These results demonstrate the underlying health of our business and the scalability of our platform.

Beyond financial performance, 2025 was marked by meaningful progress on multiple strategic fronts. We achieved ISO 9001 and ISO 14001 certifications — a strong validation of our commitment to quality, operational excellence, and environmental responsibility. We also completed the relocation of our headquarters and operational facilities to a larger, purpose-built premise, enabling greater integration across teams, improved workflow efficiency, and capacity for future growth.

Innovation remained central to our progress. During the year, three of our proprietary digital solutions received classification approval from a leading international classification society — including our F.R.I.D.A.Y. Planned Maintenance System (PMS), which enhances operational efficiency and supports carbon reporting. These milestones strengthen our competitive position as a trusted and forward-looking technology partner to the global maritime industry.

We also continued to expand our collaborative ecosystem through new partnerships and deployments in various maritime hubs to broaden our geographical presence. Other partnerships include integrating AI-assisted navigation capabilities into our V.Sight platform and also enhancing overall safety and operational efficiency. Each of these partnerships exemplifies how we create long-term value by combining technology, insight, and execution.

From a market perspective, the outlook for maritime connectivity and digital solutions remains highly attractive. Independent research forecasts industry growth at a compounded annual rate of 5.6% through 2028, driven by accelerating digitalization, increasing vessel numbers, and rising demand for automation and sustainability. Within this environment, our proven solutions, expanding client base, and strong balance sheet place us in an excellent position to capture further opportunities.

Asia Pacific remains a key growth engine, supported by strong structural demand and digitalization momentum in Taiwan, Singapore, Japan, and Korea. To build on this, we are preparing to expand our market presence in North Asia, backed by a robust pipeline of projects extending over the next two years.

Looking ahead, our strategic priorities are clear — to deepen our technology capabilities, scale our global footprint, pursue suitable M&A and alliances, and continue delivering sustainable growth. Consistent with the planned use of IPO proceeds, we are allocating resources to accelerate product innovation, obtain further classification approvals, and strengthen marketing and brand visibility. These investments will enhance our long-term competitiveness and reinforce our market leadership.

As we move into 2026, we remain confident in our trajectory. With a resilient business model, a capable and committed team, and a strong balance sheet, we are well placed to build on our momentum and deliver enduring value for our shareholders.

On behalf of the leadership team, I extend my sincere appreciation to our employees for their dedication, to our clients and partners for their trust and collaboration, and to our shareholders for your continued confidence and support. Together, we chart the next wave of innovation.

Eng Chye Koh

Chief Executive Officer and Chairman

iOThree Limited

ABOUT iO3

iO3 is a leading provider of maritime digital technologies, offering a comprehensive range of solutions and services to optimize vessel operations, enhance safety, and improve overall efficiency. With a commitment to driving digital innovation in the maritime industry, iO3 empowers shipowners to adapt to evolving market demands and embrace the benefits of advanced technologies. For further information, visit www.io3.sg and https://www.linkedin.com/company/io3-pte-ltd.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements, expressed or implied, in this release are based only on information currently available to the Company and speak only as of the date on which they are made. Investors can find many (but not all) of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this release. Except as otherwise required by applicable law, the Company disclaims any duty to publicly update any forward-looking statement to reflect events or circumstances after the date of this release. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov.

For further information, please contact:

iOThree Limited

Investor Relations: ir@io3.sg